Exhibit 99.2

Unless the context otherwise “ requires, terms used ” in this WHITE Form of Acceptance of the Lufax non-US Offer shall bear the same meanings as those defined in the accompanying composite offer and response document dated September “ Group 27, 2024 ” (the Composite Document “ ) ”jointly issued by Ping An Insurance (Group) Company of China, Ltd., An Ke Technology Company Limited and China Ping An Insurance Overseas (Holdings) Limited (collectively, the Offeror ) and Lufax Holding Ltd ( Lufax ). 2024 Íf Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this WHITE Form of Acceptance of the Lufax non-US Offer, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this WHITE Form of Acceptance of the Lufax non-US Offer. dàÎdÚ Îf PLEASE ídf USE THIS WHITE FORM OF ACCEPTANCE OF THE LUFAX NON-US OFFER IF YOU WANT TO ACCEPT THE LUFAX NON-US OFFER. Ping An Insurance (Group) Companyof China, Ltd. (A joint stock limited company incorporated in the People’s Republic of China with limited liability) Lufax Holding Ltd Stock Code: 2318 (HKD counter) and 82318 (RMB counter) ä (Incorporated in the Cayman Islands with limited liability) An Ke Technology Company Limited € (Stock Code: 6623) (Incorporated in Hong Kong with limited liability) €6623 € (NYSE Stock Ticker: LU) €LU China Ping An Insurance Overseas (Holdings) Limited € (Incorporated in Hong Kong with limited liability) € WHITE FORM OF ACCEPTANCE OF THE LUFAX NON-US OFFER AND TRANSFER OF ORDINARY SHARE(S) OF NOMINAL VALUE OF US$0.00001 EACH IN THE ISSUED SHARE CAPITAL OF LUFAX HOLDING LTD Á0. 00001 Except sections marked ~™d “Do not complete”, all parts should be completed in full Hong Kong Branch Share Registrar and Transfer Office: Tricor Investor Services Limited (the “Lufax Registrar”) 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong 1617 FOR THE CONSIDERATION stated below the “Transferor(s)” named below hereby accept(s) the Lufax non-US Offer and transfer(s) to the “Transferee” named below the Lufax Share(s) held by the Transferor(s) specified f below subject to the terms and conditions contained herein and in the accompanying Composite Document. Number of Lufax Shares to be transferred (Note) FIGURES WORDS Share certificate number(s) Family name Ôï Forename TRANSFEROR(S) name(s) and address in full (EITHER TYPE-WRITTEN ¼ÔÞ OR WRITTEN IN BLOCK CAPITALS) Registered Þ address Telephone number CONSIDERATION ¡1. US$1.127 in cash for each Lufax Share 127 Name: An Ke Technology Company Limited Ôj ô Registered address: Suite 2353, 23rd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong 8232353 Occupation: Corporation Ì TRANSFEREE Øj å Name: China Ping An Insurance Overseas (Holdings) Limited Ôj Registered address: Suite 2318, 23rd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong 8232318 Occupation: Corporation by or for and on behalf of the Transferor(s) in the presence of: Signature of Witness Ôj ALL JOINT LUFAX MUST SHAREHOLDERS SIGN HERE Name of Witness Ôj Signature(s) of Transferor(s) or its duly authorised agent(s)/Company chop, if applicable ä Address of Witness Þj Date of signing this WHITE Form of Acceptance of the Lufax non-US Offer Occupation of Witness The signing Lufax Shareholder(s) hereby acknowledge(s) that the Lufax non-US Offer is subject to the terms and conditions contained herein and in the accompanying Composite Document, and that the signing and submission of this WHITE Form of Acceptance of the Lufax non-US Offer by the signing Lufax Shareholder(s) do not render the transfer of Lufax Shares contemplated hereunder becoming effective. The transfer of Lufax Shares contemplated hereunder shall ÔääÕ äädÔäÿäÁä¡fÁä be subject to the signing by the Transferee on the date of transfer stated below. ¡äÀådÿÚf Do not complete Signed by or on behalf of the Transferee in the presence of: For and on behalf of åàßÀÔj An Ke Technology Company Limited/China Ping An Insurance Overseas (Holdings) Limited Signature of witnessName of witness Ô Authorised Signatory(ies) Address of witness Þ Occupation of witness Ø Signature of Transferee or its duly authorised agent(s) Date of Transfer åàüÔ Note: Insert the total number of Lufax Share(s) for which the Lufax non-US Offer is accepted. If no number is inserted or a number inserted is greater than those represented by the share certificate(s) tendered for acceptance of the Lufax non-US Offer and you have signed this WHITE Form of Acceptance of the Lufax non-US Offer, this WHITE Form of Acceptance of the Lufax non-US Offer will be returned to you for correction and resubmission. Any corrected WHITE Form of Acceptance of the Lufax non-US Offer must be resubmitted and received by the Lufax Registrar on or before the latest time of acceptance of the Lufax non-US Offer. jÛcÚ¾ÁfÎäßäà¾Áäf

THIS WHITE FORM OF ACCEPTANCE OF THE LUFAX NON-US OFFER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to any aspect of this WHITE Form of Acceptance of the Lufax non-US Offer or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Lufax Share(s), you should at once hand this WHITE Form of Acceptance of the Lufax non-US Offer and the Composite Document to the purchaser(s) or the transferee(s) or to the bank, the licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

The making of the Lufax non-US Offer to persons resident in jurisdictions outside Hong Kong may be affected by the laws of the relevant jurisdictions. If you are an Overseas Lufax Shareholder, you should inform yourself about or obtain appropriate legal advice regarding the implications of the Lufax non-US Offer in the relevant jurisdictions and observe any applicable regulatory or legal requirements. It is your responsibility if you wish to accept the Lufax non-US Offer to satisfy yourself as to the full observance of the laws and regulations of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consent which may be required or the compliance with other necessary formalities and the payment of any transfer or cancellation or other taxes due from you in respect of such jurisdiction in connection with your acceptance.

HOW TO COMPLETE THIS WHITE FORM OF ACCEPTANCE OF THE LUFAX NON-US OFFER

The Lufax non-US Offer is unconditional in all aspects. This WHITE Form of Acceptance of the Lufax non-US Offer should be read in conjunction with the Composite Document carefully before completing this WHITE Form of Acceptance of the Lufax non-US Offer. The provisions of Appendix I to the Composite Document are incorporated into and form part of this WHITE Form of Acceptance of the Lufax non-US Offer.

To accept the Lufax non-US Offer made by Morgan Stanley for and on behalf of the Joint Offerors to acquire your Lufax Share(s), you should complete and sign this WHITE Form of Acceptance of the Lufax non-US Offer overleaf and forward this WHITE Form of Acceptance of the Lufax non-US Offer, together with the relevant share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title in respect of the Lufax Shares (and/or any satisfactory indemnity or indemnities required in respect thereof) (“Title Documents”) for the number of Lufax Share(s) in respect of which you intend to accept the Lufax non-US Offer, by post or by hand, marked “Lufax Holding Ltd – Lufax non-US Offer” on the envelope, to the Lufax Registrar, namely Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong as soon as practicable, but in any event so as to reach the Lufax Registrar no later than 4:00 p.m. on the Closing Date (or such later time and/or date as the Joint Offerors may determine and the Joint Offerors and Lufax may jointly announce with the permission of the Executive in accordance with the Takeovers Code).

WHITE FORM OF ACCEPTANCE OF THE LUFAX NON-US OFFER

To: The Joint Offerors and Morgan Stanley

1.

My/Our execution of this WHITE Form of Acceptance of the Lufax non-US Offer (whether or not this WHITE Form of Acceptance of the Lufax non-US Offer is dated) shall be binding on my/our successors and assignees and shall constitute:

(a)

my/our irrevocable acceptance of the Lufax non-US Offer made by Morgan Stanley for and on behalf of the Joint Offerors, as contained in the Composite Document, for the consideration and subject to the terms and conditions therein and herein mentioned, in respect of the number of Lufax Share(s) specified in this WHITE Form of Acceptance of the Lufax non-US Offer;

(b)

my/our irrevocable instruction and authority to the Joint Offerors, Morgan Stanley and/or any of their respective agent(s) to send a cheque crossed “Not negotiable – account payee only” drawn in my/our favour for the cash consideration to which I/we shall have become entitled under the terms of the Lufax non-US Offer after deducting all sellers’ ad valorem stamp duty payable by me/us in connection with my/our acceptance of the Lufax non-US Offer, by ordinary post at my/our risk to the person and the address stated below or, if no name and address is stated below, to me or the first-named of us (in the case of joint registered Lufax Shareholders) at the registered address shown in the register of members of Lufax no later than seven (7) business days following the date on which all the relevant documents are received by the Lufax Registrar to render such acceptance complete and valid in accordance with the Takeovers Code, or within two (2) business days of the Closing Date, whichever is earlier:

(Insert name and address of the person to whom the cheque is to be sent if different from the registered Lufax Shareholder or the first-named of joint registered Lufax Shareholders.)

Name: (in block capitals)

Address: (in block capitals)

(c)

my/our irrevocable instruction and authority to the Joint Offerors, Morgan Stanley or the Lufax Registrar or such person or persons as either of them may direct for the purpose, on my/our behalf, to make and execute the contract note as required by the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong) to be made and executed by me/us as the seller(s) of the Lufax Share(s) to be sold by me/us under the Lufax non-US Offer and to cause the same to be stamped and to cause an endorsement to be made on this WHITE Form of Acceptance of the Lufax non-US Offer in accordance with the provisions of that Ordinance;

(d)

my/our irrevocable instruction and authority to the Joint Offerors, Morgan Stanley or the Lufax Registrar or such person or persons as they may direct to complete, amend and execute any document on my/our behalf and to do any other act that may be necessary or expedient for the purpose of vesting in the Joint Offerors or such person or persons as it may direct my/our Lufax Share(s) tendered for acceptance of the Lufax non-US Offer;

(e)

my/our undertaking to execute such further documents and to do such acts and things by way of further assurance as may be necessary or desirable to transfer my/our Lufax Share(s) tendered for acceptance under the Lufax non-US Offer to the Joint Offerors or such person or persons as it may direct free from all encumbrances and together with all rights and benefits attached thereto as at the date of the Composite Document, including all rights to any dividends or other distributions, declared, made or paid on or after the date on which the Lufax non-US Offer is made, being the despatch date of the Composite Document;

(f)

my/our agreement to ratify each and every act or thing which may be done or effected by the Joint Offerors, Morgan Stanley or their respective agents or such person or persons as he/it/they may direct on the exercise of any of the authorities contained herein; and

(g)

my/our irrevocable instruction and authority to the Joint Offerors, Morgan Stanley or their respective agent(s) to collect from the Lufax Registrar on my/our behalf the share certificate(s) in respect of the Lufax Share(s) due to be issued to me/us in accordance with, and against surrender of, the enclosed transfer receipt(s), which has/have been duly signed by me/us, and to deliver the same to the Lufax Registrar and to authorise and instruct the Lufax Registrar to hold such share certificate(s) subject to the terms and conditions of the Lufax non-US Offer as if it/they were share certificate(s) delivered to the Lufax Registrar together with this WHITE Form of Acceptance of the Lufax non-US Offer.

2.

I/We understand that acceptance of the Lufax non-US Offer by me/us will be deemed to constitute a warranty by me/us to the Joint Offerors that the Lufax Share(s) specified in this WHITE Form of Acceptance of the Lufax non-US Offer acquired under the Lufax non-US Offer will be sold free from all encumbrances and together with all rights and benefits at any time accruing and attached thereto, including all rights to any dividends or other distributions declared, made or paid on or after the date on which the Lufax non- US Offer is made, being the despatch date of the Composite Document.

3.

In the event that my/our acceptance is not valid, or is treated as invalid, in accordance with the terms of the Lufax non-US Offer, all instructions, authorisations and undertakings contained in paragraph 1 above shall cease and in which event, I/we authorise and request you to return to me/us my/our Title Documents, together with this WHITE Form of Acceptance of the Lufax non-US Offer duly cancelled, by ordinary post at my/our risk to the person and address stated in paragraph 1(b) above or, if no name and address is stated, to me or the first-named of us (in the case of joint registered Lufax Shareholders) at the registered address shown in the register of members of Lufax.

4.

I/We enclose the Title Documents for the whole or part of my/our holding of Lufax Share(s) which are to be held by you on the terms and conditions of the Lufax non-US Offer. I/We understand that no acknowledgement of receipt of any WHITE Form of Acceptance of the Lufax non-US Offer or Title Documents will be given. I/we further understand that all documents will be sent by ordinary post at my/our own risk.

5.	I/We warrant that I/we have the full right, power and authority to sell and pass the title and ownership of my/our Lufax Shares to the Joint Offerors by way of acceptance of the Lufax non-US Offer.

6.

I/We warrant to the Joint Offerors and Morgan Stanley that I/we have satisfied the laws of the jurisdiction where my/our address is stated in the register of members of Lufax in connection with my/our acceptance of the Lufax non-US Offer, including the obtaining of any governmental, exchange control or other consent which may be required and the compliance with necessary formalities or legal or regulatory requirements that I/we have not taken or omitted to take any action which will or may result in Lufax, the Joint Offerors or Morgan Stanley or any other person acting in breach of the legal or regulatory requirements of any jurisdiction in connection with my acceptance of the Lufax non- US Offer, and am/are permitted under all applicable laws to receive and accept the Lufax non-US Offer, and any revision thereof, and that such acceptance is valid and binding in accordance with all applicable laws.

7.

I/We warrant to the Joint Offerors and Morgan Stanley that I/we shall be fully responsible for payment of any transfer or other taxes or duties payable by me/us in connection with my/our acceptance of the Lufax non-US Offer in respect of the relevant jurisdiction where my/our address is stated in the register of members of Lufax.

8.

I/We acknowledge that, save as expressly provided in the Composite Document and this WHITE Form of Acceptance of the Lufax non-US Offer, all acceptance, instructions, authorities and undertakings hereby given shall be irrevocable and conditional.

9.	I/We acknowledge that my/our Lufax Share(s) sold to the Joint Offerors by way of acceptance of the Lufax non-US Offer will be registered under the name of the Joint Offerors or his nominee.

10.

I/We irrevocably undertake, represent, warrant and agree to and with the Joint Offerors, Morgan Stanley and Lufax (so as to bind my/our successors and assignees) that in respect of the Lufax Share(s) which are accepted under the Lufax non-US Offer, which acceptance has not been validly withdrawn, and which have not been registered in the name of the Joint Offerors or as it may direct, to give:

(a)

an authority to Lufax and/or its agents from me/us to send any notice, circular, warrant or other document or communication which may be required to be sent to me/us as a member of Lufax (including any share certificate(s) and/or other document(s) of title issued as a result of conversion of such Lufax Share(s) into certificated form) to the attention of the Joint Offerors;

(b)

an irrevocable authority to the Joint Offerors or their respective agents to sign any consent to short notice of any general meeting of Lufax on my/our behalf and/or to attend and/or to execute a form of proxy in respect of such Lufax Share(s) appointing any person nominated by the Joint Offerors to attend such general meeting (or any adjournment thereof) and to exercise the votes attaching to such Lufax Share(s) on my/our behalf, such votes to be cast in a manner to be determined at the sole discretion of the Joint Offerors; and

(c)

my/our agreement not to exercise any of such rights without the consents of the Joint Offerors and my/our irrevocable undertaking not to appoint a proxy for, or to attend any, such general meeting and subject as aforesaid, to the extent I/we have previously appointed a proxy, other than the Joint Offerors or their respective nominees or appointees, for or to attend or to vote at the general meeting of Lufax, I/we hereby expressly revoke such appointment.

Note:

Where I/we have sent one or more transfer receipt(s) and in the meantime the relevant share certificate(s) has/have been collected by the Joint Offerors, Morgan Stanley or their respective agent(s) from the Lufax Registrar on my/our behalf, I/we shall be sent such share certificate(s) in lieu of the transfer receipt(s).

PERSONAL DATA

Personal Information Collection Statements

This personal information collection statement informs you of the policies and practices of the Joint Offerors, Morgan Stanley and the Lufax Registrar in relation to personal data and the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “Ordinance”).

1.	Reasons for the collection of your personal data

To accept the Lufax non-US Offer for your Lufax Shares, you must provide the personal data requested. Failure to supply the requested data may result in the processing of your acceptance being rejected or delayed. It is important that you should inform the Joint Offerors, Morgan Stanley and/or the Lufax Registrar immediately of any inaccuracies in the data supplied.

2.	Purposes

The personal data which you provide on this WHITE Form of Acceptance of the Lufax non-US Offer may be used, held and/or stored (by whatever means) for the following purposes:

•	processing your acceptance and verification of your compliance with the terms and application procedures set out in this WHITE Form of Acceptance of the Lufax non-US Offer and the Composite Document;

•	registering transfers of the Lufax Share(s) out of your name(s);

•	maintaining or updating the relevant register of members of Lufax;

•	conducting or assisting to conduct signature verifications, and any other verification or exchange of information;

•	distributing communications from the Joint Offerors, Morgan Stanley, and the Lufax Registrar and/or their respective agents, officers and advisers;

•	compiling statistical information and Lufax Shareholder profiles;

•	making disclosures as required by laws, rules or regulations (whether statutory or otherwise) or as requested by any governmental or regulatory body which has jurisdiction over the Joint Offerors, Morgan Stanley, and the Lufax Registrar and/or their respective agents, officers and advisers;

•	disclosing relevant information to facilitate claims on entitlements;

•	any other purpose in connection with the business of the Joint Offerors, Lufax, Morgan Stanley or the Lufax Registrar; and

•	any other incidental or associated purposes relating to the above and/or to enable the Joint Offerors, Morgan Stanley and/or the Lufax Registrar to discharge their obligations to the Lufax Shareholders and/or regulators and other purposes to which the Lufax Shareholders may from time to time agree to or be informed of.
3.	Transfer of personal data

The personal data provided in this WHITE Form of Acceptance of the Lufax non- US Offer will be kept confidential but the Joint Offerors and Morgan Stanley and/or the Lufax Registrar may, to the extent necessary for achieving the purposes above or any of them, make such enquiries as they consider necessary to confirm the accuracy of the personal data and, in particular, they may disclose, obtain, transfer (whether within or outside Hong Kong) such personal data to, from or with any and all of the following persons and entities:

•	the Joint Offerors, Morgan Stanley, and the Lufax Registrar and/or their respective agents, officers and advisers;

•	any agents, contractors or third party service providers who offer administrative, telecommunications, computer, payment or other services to the Joint Offerors, Morgan Stanley and/or the Lufax Registrar, in connection with the operation of their business;

•	any regulatory or governmental bodies;

•	any other persons or institutions with which you have or propose to have dealings, such as your bankers, solicitors, accountants or licensed securities dealers or registered institution in securities; and

•	any other persons or institutions whom the Joint Offerors, Morgan Stanley and/or the Lufax Registrar consider(s) to be necessary or desirable in the circumstances.

4.	Access and correction of personal data

The Ordinance provides you with rights to ascertain whether the Joint Offerors, Morgan Stanley and/or the Lufax Registrar hold your personal data, to obtain a copy of that data, and to correct any data that is incorrect. In accordance with the Ordinance, the Joint Offerors, Morgan Stanley and/or the Lufax Registrar have the right to charge a reasonable fee for the processing of any data access request. All requests for access to data or correction of data or for information regarding policies and practices and the kinds of data held should be addressed to the Joint Offerors, Morgan Stanley and/or the Lufax Registrar (as the case may be).

5.	Retention of personal data

The Joint Offerors, Morgan Stanley and the Lufax Registrar will keep the personal data provided in the WHITE Form of Acceptance of the Lufax non-US Offer for as long as necessary to fulfil the purposes for which the personal data were collected. Personal data which is no longer required will be destroyed or dealt with in accordance with the Ordinance.

BY SIGNING THIS WHITE FORM OF ACCEPTANCE OF THE LUFAX NON-US OFFER YOU AGREE TO ALL OF THE ABOVE.